UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 2017

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384 and into the Form F-3 Registration Statement File No. 333-211065.

Other Information

On May 30, 2017, Check-Cap Ltd. issued a press release announcing that it has entered into a definitive agreement with a single health-care focused institutional investor for the purchase of 1,349,500 ordinary shares, at a purchase price of $2.00 per share. Concurrently, in a private placement, the Company will issue one-year warrants to purchase up to 1,349,500 of its ordinary shares, at an exercise price of $2.125 per share, that are immediately exercisable. The Company will receive approximately $2.69 million gross proceeds at the closing of the offering and approximately $5.57 million total gross proceeds in the event that the warrants are exercised in full in cash.  The offering is expected to close on or before June 2, 2017, subject to satisfaction of customary closing conditions.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., is acting as the exclusive placement agent for this offering.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press Release dated May 30, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name:	Lior Torem
Title:	Chief Financial Officer

Dated: May 30, 2017